FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of January, 2009

Mitsui Sumitomo Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	[English Translation]

Notice Regarding Repurchase of the Company’s Own Shares

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Group Holdings, Inc.

Date: January 30, 2009	By:	/s/ Tomomi Inoue
Tomomi Inoue
Manager Shareholder Relations & Legal Dept.

[English Translation]
January 30, 2009
Notice Regarding Repurchase of the Company’s Own Shares
(Repurchase of company’s own share according to the articles of incorporation pursuant to Article 165,
Paragraph 2 of the Companies Act of Japan)
     Mitsui Sumitomo Insurance Group Holdings, Inc. hereby announces that pursuant to Article 156 of the Companies Act of Japan as modified by the provision of Article 165, Paragraph 3 of the same Act, the Company resolved the repurchase of the Company’s own shares at the meeting of the Board of Directors held on January 30, 2009, as follows:
1.	Reason for Repurchase

To improve capital efficiency and to promote profit return to shareholders

2.	Contents of Repurchase
(1)	Type of shares to be repurchased:
Shares of common stock of the Company
(2)	Total number of shares to be repurchased:
2,400,000 shares (Maximum)

(Approximately 0.6% of the shares issued)
(3)	Aggregate amount of the repurchase cost:
¥4,000,000,000 (Maximum)
(4)	Period of repurchase:
From February 2, 2009 to March 24, 2009
(Reference)
Status of the company’s own shares as at December 31, 2008:
(a)	Number of outstanding shares:
421,157,376 shares
(b)	Number of shares held as treasury shares:
163,363 shares
- End -

Note Regarding Forward-looking Statements
This document contains forward-looking statements that are based on the Company’s current expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Company’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. The Company’s actual results could be materially different from and worse than those expectations. Important risks and factors that could cause the Company’s actual results to be materially different from its expectations include, but are not limited to; (1) economic downturn in Japan; (2) the extent of competition that the Company faces from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan; (5) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of the Company’s investments; and (8) the Company’s relationship with the other “Mitsui” and “Sumitomo” companies.